UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On August 8, 2019, Kitov Pharma Ltd. (the “Company” or the “Registrant”) issued a Press Release: “Kitov Pharma Reports First Half 2019 Financial Results and Provides Business Update”. A copy of this press release, together with the Company’s Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019, and for the six months then ended, are furnished herewith as Exhibits 99.1 and 99.2, respectively.

Exhibits

99.1	Press Release

99.2	The Registrant’s Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019, and for the six months then ended.

The information contained within this report on Form 6-K and all Exhibits attached hereto should be read in conjunction with (1) our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2019, and for the six months then ended; and, (2) our audited consolidated financial statements for the year ended December 31, 2018, which appears in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2019 (as amended by the Form 20-F/A amendment filed on April 3, 2019), as well as the other information contained in such Annual Report on Form 20-F and in our Registration Statements and Prospectuses filed with the SEC.

The text which is found under the heading entitled “Financial Results for Six-Month Period Ended June 30, 2019” in Exhibit 99.1 attached hereto; and, the entire Exhibit 99.2 attached hereto, are all hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

August 8, 2019	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

2